UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gores Holdings IX, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38287A101
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38287A101

1.	Names of Reporting Persons
MOORE CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
DELAWARE
	5.	Sole Voting Power
Number of Shares		1,000,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,000,000
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.	Percent of Class Represented By Amount in Row (9)
16.6%
12.	Type of Reporting Person (See Instructions)
PN; IA

CUSIP NO. 38287A101

1.	Names of Reporting Persons
MMF LT, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
DELAWARE
	5.	Sole Voting Power
Number of Shares		1,000,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,000,000
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.	Percent of Class Represented By Amount in Row (9)
16.6%
12.	Type of Reporting Person (See Instructions)
OO

CUSIP NO. 38287A101

1.	Names of Reporting Persons
MOORE GLOBAL INVESTMENTS, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
DELAWARE
	5.	Sole Voting Power
Number of Shares		1,000,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,000,000
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.	Percent of Class Represented By Amount in Row (9)
16.6%
12.	Type of Reporting Person (See Instructions)
OO

CUSIP NO. 38287A101

1.	Names of Reporting Persons
MOORE CAPITAL ADVISORS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
DELAWARE
	5.	Sole Voting Power
Number of Shares		1,000,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,000,000
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.	Percent of Class Represented By Amount in Row (9)
16.6%
12.	Type of Reporting Person (See Instructions)
OO

CUSIP NO. 38287A101

1.	Names of Reporting Persons
LOUIS M. BACON
2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization
UNITED STATES
	5.	Sole Voting Power
Number of Shares		1,000,000
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 1,000,000
	8.	Shared Dispositive Power
		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11.	Percent of Class Represented By Amount in Row (9)
16.6%
12.	Type of Reporting Person (See Instructions)
IN

Item 1(a).	Name of Issuer:

Gores Holdings IX, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

6260 Lookout Rd.
Boulder, CO 80301

Item 2(a).	Name of Person Filing

This statement is being filed (1) by Moore Capital Management, LP, a Delaware limited partnership (“MCM”), (2) by MMF LT, LLC, a Delaware limited liability company (“MMF”), (3) by Moore Global Investments, LLC, a Delaware limited liability company (“MGI”), (4) by Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”) and (5) by Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as chairman, chief executive officer and director of MCM. MCM, as the investment manager of MMF, has voting and investment control over the shares held by MMF. MGI and MCA are the sole owners of MMF. Mr. Bacon is the indirect majority owner of and controls MCM and its general partner, MCA, and is the indirect majority owner of MMF. This statement relates to Shares (as defined below) held by MMF. Each of MCM, MMF, MGI, MCA and Mr. Bacon, in the capacities set forth above, may be deemed to be the beneficial owner of Shares, as applicable.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of MCM, MMF, MGI, MCA and Mr. Bacon is located at 11 Times Square, 39th Floor, New York, New York 10036.

Item 2(c).	Citizenship:

i)	MCM is a Delaware limited partnership;
ii)	MMF is a Delaware limited liability company;
iii)	MGI is a Delaware limited liability company;
iv)	MCA is a Delaware limited liability company; and
v)	Mr. Bacon is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the "Shares").

Item 2(e).	CUSIP Number:

38287A101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of September 30, 2024:

MMF directly holds and beneficially owns 1,000,000 Shares. Each of MCM, MGI, MCA and Mr. Bacon may be deemed to be the beneficial owner of the 1,000,000 Shares held by MMF.

In addition, MMF also directly holds warrants to purchase 666,666 Shares (“Warrants”). The Warrants have an exercise price of $11.50 per Share and are exercisable on the later of 12 months from the closing of the Issuer’s initial public offering or 30 days after the completion of the Issuer’s initial business combination, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Item 4(b).	Percent of Class:

As of September 30, 2024:

Each of MCM, MMF, MGI, MCA and Mr. Bacon may be deemed to be the beneficial owner of approximately 16.6% of the Issuer’s outstanding Shares, based on 6,029,977 Shares outstanding as of May 15, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024.

Item 4(c).	Number of shares as to which such person has:

As of September 30, 2024:

MCM
(i)	Sole power to vote or direct the vote	1,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

MMF
(i)	Sole power to vote or direct the vote	1,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

MGI
(i)	Sole power to vote or direct the vote	1,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

MCA
(i)	Sole power to vote or direct the vote	1,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Bacon
(i)	Sole power to vote or direct the vote	1,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,000,000
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	MOORE CAPITAL MANAGEMENT, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	MMF LT, LLC

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	MOORE GLOBAL INVESTMENTS, LLC

By: Moore Capital Management, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	MOORE CAPITAL ADVISORS, L.L.C.

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	LOUIS M. BACON

	By:	/s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of November 14, 2024, by and between Moore Capital Management, LP, MMF LT, LLC, Moore Global Investments, LLC, Moore Capital Advisors, L.L.C. and Louis M. Bacon.

B.	Power of Attorney, dated as of February 10, 2022, granted by Louis M. Bacon in favor of James E. Kaye and James Danza.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0001 per share, of Gores Holdings IX, Inc. dated as of November 14, 2024, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 14, 2024	MOORE CAPITAL MANAGEMENT, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	MMF LT, LLC

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	MOORE GLOBAL INVESTMENTS, LLC

By: Moore Capital Management, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	MOORE CAPITAL ADVISORS, L.L.C.

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: November 14, 2024	LOUIS M. BACON

	By:	/s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and James Danza, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LP and Moore Capital Advisors, L.L.C. and their respective affiliates all documents, certificates, instruments, statements, filing and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the February 10, 2022.

/s/ Louis M. Bacon
Louis M. Bacon